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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20 )*

Cablevision Systems Corporation
(Name of Issuer)
Cablevision NY Group Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
Cablevision NY Group Class A Common Stock: 12686C-10-9
(CUSIP Number)
Richard D. Bohm
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
212-909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12686C-10-9	Page	2	of	24

1	NAMES OF REPORTING PERSONS: Charles F. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		26,677,934

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,189,350

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		26,677,934

WITH	10	SHARED DISPOSITIVE POWER:

		1,189,350

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	27,867,284

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes 37,586,244 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	3	of	24

1	NAMES OF REPORTING PERSONS: Helen A. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,867,284

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		27,867,284

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	27,867,284

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes 37,586,244 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	4	of	24

1	NAMES OF REPORTING PERSONS: James L. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 — See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		1,150,283

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,328

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,150,283

WITH	10	SHARED DISPOSITIVE POWER:

		27,328

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,177,611

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes 63,327,303 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	5	of	24

1	NAMES OF REPORTING PERSONS: Thomas C. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 — See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		122,668

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		122,668

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	122,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes 63,327,303 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	6	of	24

1	NAMES OF REPORTING PERSONS: Patrick F. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 — See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		115,834

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,228

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		115,834

WITH	10	SHARED DISPOSITIVE POWER:

		1,228

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	117,062

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes 63,327,303 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	7	of	24

1	NAMES OF REPORTING PERSONS:

	Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5, the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, of the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 — See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		248,889

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,938,630

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		248,889

WITH	10	SHARED DISPOSITIVE POWER:

		30,938,630

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	31,187,519

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children ’s Foundation as to which the Reporting Person serves as a director and the 33,231,083 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	8	of	24

1	NAMES OF REPORTING PERSONS: Marianne Dolan Weber

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 — See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		17,944

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,944

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	17,944

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.008%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and the 63,327,303 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	9	of	24

1	NAMES OF REPORTING PERSONS: Deborah A. Dolan-Sweeney

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 — See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		6,381

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		97,373

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,381

WITH	10	SHARED DISPOSITIVE POWER:

		97,373

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	103,754

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.045%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and the 63,327,303 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	10	of	24

1	NAMES OF REPORTING PERSONS: Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 — See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,834,110

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,834,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,834,110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes 55,837,279 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	11	of	24

1	NAMES OF REPORTING PERSONS: David M. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		1,221,859

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,831,110

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,221,859

WITH	10	SHARED DISPOSITIVE POWER:

		7,831,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,052,969

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes 55,837,279 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto. David M. Dolan disclaims beneficial ownership of these shares of Class A Common Stock and Class B Common Stock and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	12	of	24

1	NAMES OF REPORTING PERSONS:

	Paul J. Dolan, as a Trustee the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 — See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		461,006

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,728,115

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		461,006

WITH	10	SHARED DISPOSITIVE POWER:

		15,728,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	16,189,121

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes the 47,964,620 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	13	of	24

1	NAMES OF REPORTING PERSONS: Matthew J. Dolan, as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 — See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		3,850

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,622,045

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,850

WITH	10	SHARED DISPOSITIVE POWER:

		7,622,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,625,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes 56,056,261 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	14	of	24

1	NAMES OF REPORTING PERSONS: Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 — See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		6,750

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,626,736

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,750

WITH	10	SHARED DISPOSITIVE POWER:

		7,626,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,633,486

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes 56,107,316 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	15	of	24

1	NAMES OF REPORTING PERSONS: Dolan Family LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	11-3519521

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 — See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,977,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,977,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*Excludes 55,349,978 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which the Reporting Person disclaims beneficial ownership.

Amendment No. 20 to Schedule 13D
               This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan; Helen A. Dolan; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Grandchildren Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as sole Trustee of the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the “2001 Trust”); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6; Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; (the “Reporting Persons”). The Reporting Persons report on Schedule 13D as members of a group with the Dolan Descendants Trust, the Dolan Spouse Trust and the Dolan Progeny Trust (collectively with the Dolan Grandchildren Trust, the “Family Trusts”), the Marissa Waller 1989 Trust and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware (collectively, the “Group Members”).
               The Schedule 13D (the “Schedule”) filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2005, Amendment No. 6 filed on March 31, 2005, Amendment No. 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005, Amendment No. 12 filed on October 13, 2005, Amendment No. 13 filed on October 25, 2005, Amendment No. 14 filed on December 29, 2005, Amendment No. 15 filed on August 11, 2006, Amendment No. 16 filed on October 10, 2006, Amendment No. 17 filed on November 13, 2006, Amendment No. 18 filed on December 11, 2006, and Amendment No. 19 filed on January 12, 2007, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 20.

Item 2 Identity and Background
Item 5 Interest in Securities of the Issuer
Item 7 Material to be Filed as an Exhibit
Signature
EX-99.A: TRUSTEE AND BENEFICIARY LIST
EX-99.B.4: JOINT FILING AGREEMENT
EX-99.36: LETTER TO CLASS B STOCKHOLDERS
EX-99.37: COMMITMENT LETTER
EX-99.38: AGREEMENT AND PLAN OF MERGER
EX-99.39: EXCHANGE AGREEMENT
EX-99.40: VOTING AGREEMENT
EX-99.41: GUARANTEE
EX-99.42: LETTER FROM CHARLES F. DOLAN

Item 2	Identity and Background

The disclosure in part (a) of Item 2 is hereby amended and restated in its entirety to read as follows in order to reflect the withdrawal of the CFD Trust No. 10 from the Class B Stockholders Agreement on February 9, 2007, pursuant to a letter from Paul J. Dolan, trustee, to Class B Stockholders, which is attached hereto as Exhibit 36.

“(a) The names of Group Members are: Charles F. Dolan; Helen A. Dolan; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the “Family Trusts”), the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as sole Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the “2001 Trust”); David M. Dolan, as Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware.”

Item 3	The disclosure in Item 3 is hereby amended and supplemented by inserting the following after the final paragraph thereof:

“It is anticipated that the funding for the transactions contemplated by the Merger Agreement (as defined in Item 4, below), will be approximately $13.9 billion (including refinancing the Issuer’s existing credit facilities). MergerCo (as defined in Item 4) has entered into a commitment letter, dated as of May 2, 2007, with Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Bank of America, N.A., Banc of America Securities LLC and Banc of America Bridge LLC (the “Executed Commitment Letter”) to provide, or to cause certain of its subsidiaries and affiliated entities to provide, the required funding through a combination of revolving credit facilities, term loans, high yield notes and, under certain circumstances, preferred stock.

This summary of the Executed Commitment Letter does not purport to be complete and is qualified in its entirety by the Executed Commitment Letter attached hereto as Exhibit 37, the complete text of which is incorporated herein by reference.”

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended and supplemented by inserting the following after the final paragraph thereof:

“On May 2, 2007, Central Park Holding Company, LLC (“Parent”), a Delaware limited liability company formed by Charles F. Dolan, Central Park Merger Sub, Inc. (“MergerCo”), a Delaware corporation and wholly-owned subsidiary of Parent, and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, MergerCo would merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Parent and each issued and outstanding share of Class A Stock being converted into the right to receive $36.26 in cash without interest (other than shares of Class A Stock held by Parent or any of its subsidiaries immediately prior to the effective time of the merger, employee restricted shares of Class A Stock, shares of Class A Stock held by the Issuer or any of its subsidiaries, and shares of Class A Stock held by the Issuer’s stockholders who perfect their appraisal rights under Delaware law). The merger, which is anticipated to be completed in the second half of 2007, is subject to the receipt of financing necessary to complete the transaction on the terms set forth in the Executed Commitment Letter (or upon other terms and conditions which are acceptable to Family LLC in its sole discretion), regulatory approvals, the approval of the Issuer’s stockholders (including the approval of a majority of the stockholders of the Issuer who are unaffiliated with Parent), and other customary conditions. This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement, which is attached hereto as Exhibit 38 and incorporated by reference herein.

In connection with the execution of the Merger Agreement, the Reporting Persons entered into an Exchange Agreement, dated as of the date of the Merger Agreement, with Parent (the “Exchange Agreement”), in which each of them agreed, subject to the terms and conditions set forth therein, to contribute their shares of the Issuer’s common stock to Parent in exchange for an equity interest in Parent, immediately prior to the effective time of the Merger. The foregoing summary of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the Exchange Agreement, which is attached hereto as Exhibit 39 and incorporated by reference herein.

Also in connection with the execution of the Merger Agreement, the Reporting Persons entered into a Voting Agreement, dated as of the date of the Merger Agreement, with the Issuer (the “Voting Agreement”), in which they agreed, subject to the terms and conditions set forth therein, to vote their shares of the Issuer’s common stock in favor of the Merger Agreement and the transactions contemplated thereby. The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by the Voting Agreement, which is attached hereto as Exhibit 40 and incorporated by reference herein.

In addition, Charles F. Dolan and James L. Dolan (together, the “Guarantors”) entered into a Guarantee with the Issuer, dated as of the date of the Merger Agreement (the “Guarantee”). Under the Guarantee, the Guarantors guarantee to the Issuer the due and punctual payment of any obligation or liability of Parent or MergerCo under the Merger Agreement as a result of a material and willful breach of their obligations hereunder, subject to a cap. This summary of the Guarantee does not purport to be complete and is qualified in its entirety by the Guarantee, which is attached hereto as Exhibit 41 and incorporated by reference herein.

On May 1, 2007, acting by written consent, Charles F. Dolan, individually, and Lawrence J. Dolan and David M. Dolan, as trustees of the 2001 Trust, as holders in the aggregate in excess of 50% of the voting power of the Class B Common Stock, elected Thomas C. Dolan to fill the vacancy on the Company’s Board of Directors created by the resignation of John C. Malone.”
Item 5	Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:
“(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 70,181,683 shares of Class A Common Stock as a result of their beneficial ownership of (i) 6,854,380 shares of Class A Common Stock (including 1,090,353 shares of restricted stock, 3,563 restricted stock units and options to purchase 918,176 shares of Class A Common Stock that are exercisable within 60 days of the date of this filing), and (ii) 63,327,303 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 23.9% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 63,327,303 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Charles F. Dolan may be deemed to beneficially own an aggregate of 27,867,284 shares of Class A Common Stock, including (i) 2,126,225 shares of Class A Common Stock (including 458,000 shares of restricted stock), (ii) options to purchase 477,200 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 936,875 shares of Class A Common Stock (including 458,000 shares of restricted stock and options to purchase 477,200 shares of Class A Common Stock that are exercisable within 60 days of this report) owned of record personally, and 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation. He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Helen A. Dolan may be deemed to beneficially own an aggregate of 27,867,284 shares of Class A Common Stock, including (i) 2,126,225 shares of Class A Common Stock (including 458,000 shares of restricted stock), (ii) options to purchase 477,200 shares of Class A Common Stock that are exercisable within 60 days of the date of this report and (iii) 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.9% of the shares of Class A Common Stock currently outstanding.

Helen A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and (b) 936,875 shares of Class A Common Stock (including 458,000 shares of restricted stock and options to purchase 477,200 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by Charles F. Dolan personally, and 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by Charles F. Dolan personally. She disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

James L. Dolan may be deemed to beneficially own an aggregate of 1,177,611 shares of Class A Common Stock, including (i) 795,944 shares of Class A Common Stock (including 570,100 shares of restricted stock) and (ii) options to purchase 381,667 shares of Class A Common Stock that are exercisable within 60 days of the date of this report. This aggregate amount represents approximately 0.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,150,283 shares of Class A Common Stock (including 215,958 shares of Class A Common Stock owned of record personally, 559,500 shares of restricted stock owned of record personally, 159 shares of Class A Common Stock held as custodian for a minor child and options to purchase 374,666 shares of Class A Common Stock that are exercisable within 60 days of this report, owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 27,328 shares of Class A Common Stock (including 10,600 shares of restricted stock and options to purchase 7,001 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by his spouse. He disclaims beneficial ownership of 159 shares of Class A Common Stock held as custodian for a minor child, and 27,328 shares of Class A Common Stock (including 10,600 shares of restricted stock and options to purchase 7,001 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by his spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Thomas C. Dolan may be deemed to beneficially own 122,668 shares of Class A Common Stock. This amount represents approximately 0.05% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 122,668 shares of Class A Common Stock.

Patrick F. Dolan may be deemed to beneficially own an aggregate of 117,062 shares of Class A Common Stock, including (i) 90,818 shares of Class A Common Stock (including 14,100 shares of restricted stock) and (ii) options to purchase 26,244 shares of Class A Common Stock that are exercisable within 60 days of the date of this report. This aggregate amount represents approximately 0.05% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 115,834 shares of Class A Common Stock (including 75,490 shares of Class A Common Stock owned of record personally, 14,100 shares of restricted stock and options to purchase 26,244 shares of Class A Common Stock that are exercisable within 60 days of the date of this report), and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 1,228 shares of Class A Common Stock owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee. He disclaims beneficial ownership of the securities held by the Mucci Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 31,187,519 shares of Class A Common Stock, including (i) 1,091,299 shares of Class A Common

Stock and (ii) 30,096,220 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally and an aggregate of 242,508 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust, the Marissa Waller 1989 Trust and the Tara Dolan 1989 Trust, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,084,918 shares of Class A Common Stock owned of record by the CFD Trusts Nos. 1 -6 and 29,853,712 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust and the CFD Trusts Nos. 1 — 6. She disclaims beneficial ownership of 1,084,918 shares of Class A Common Stock owned of record by the CFD Trusts Nos. 1 – 6 and 30,096,220 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trusts Nos. 1 — 6, the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 17,944 shares of Class A Common Stock, including (i) 9,944 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally and 3,563 restricted stock units) and (ii) options to purchase 8,000 shares of Class A Common Stock that are exercisable within 60 days of this report. This aggregate amount represents approximately 0.008% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 17,944 shares of Class A Common Stock owned of record personally (including 6,381 shares of Class A Common Stock owned of record personally, 3,563 restricted stock units and options to purchase 8,000 shares of Class A Common Stock that are exercisable within 60 days of this report).

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 103,754 shares of Class A Common Stock, including (i) 78,689 shares of Class A Common Stock (including 48,153 shares of restricted stock) and (ii) options to purchase 25,065 shares of Class A Common Stock that are exercisable within 60 days of the date of this report. This aggregate amount represents approximately 0.045% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 97,373 shares of Class A Common Stock (including 48,153 shares of restricted stock and options to purchase 25,065 shares of Class A Common Stock that are exercisable within 60 days of the date of this report) owned of record by her spouse. She disclaims beneficial ownership of the 97,373 shares of Class A Common Stock (including 48,153 shares of restricted stock and options to purchase 25,065 shares of Class A Common Stock that are exercisable within 60 days) owned of record by her spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Lawrence J. Dolan may be deemed to beneficially own an aggregate of 7,834,110 shares of Class A Common Stock, including (i) 344,086 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,834,110 shares of Class A Common Stock, including 25,000 shares of Class A Common Stock owned jointly with his spouse, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 319,086 shares of Class A Common Stock owned of record by the 2001 Trust and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

David M. Dolan may be deemed to beneficially own an aggregate of 9,052,969 shares of Class A Common Stock, including (i) 1,562,945 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,221,859 shares of Class A Common Stock, including 25,036 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,831,110 shares of Class A Common Stock, including 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 1,000 shares of Class A Common Stock held by his spouse as custodian for a minor child, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust, and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 1,000 shares of Class A Common Stock held by his spouse as custodian for a member of his household, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust, and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Paul J. Dolan may be deemed to beneficially own an aggregate of 16,189,121 shares of Class A Common Stock, including (i) 826,438 shares of Class A Common Stock, and (ii) 15,362,683 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 461,006 shares of Class A Common Stock, including 12,236 shares of Class A Common Stock held as custodian for minor children and 448,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 15,728,115 shares of Class A Common Stock, including 14,429 shares of Class A Common Stock owned jointly with his spouse, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 1 and 6, and an aggregate of 15,362,683 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust Nos. 1 and 6. He disclaims beneficial ownership of the 12,236 shares of Class A Common Stock held as custodian for minor children, the 448,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 1 and 6, and an aggregate of 15,362,683 shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust Nos. 1 and 6, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 7,625,895 shares of Class A Common Stock, including (i) 354,853 shares of Class A Common Stock and (ii) 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the current sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,850 shares of Class A Common Stock, including 2,400 shares of Class A Common Stock owned of record personally and 1,450 shares of Class A Common Stock held as custodian for a minor child and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,622,045 shares of Class A Common Stock, including an aggregate of 351,003 shares of Class A Common stock owned of record by the CFD Trust Nos. 3 and 5 and 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, and the CFD Trust Nos. 3 and 5. He disclaims beneficial ownership of 1,450 shares of Class A Common Stock held as custodian for a minor child, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 3 and 5 and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, and the CFD Trust Nos. 3 and 5, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 7,633,486 shares of Class A Common Stock, including (i) 413,499 shares of Class A Common Stock and (ii) 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the current sole power to vote or direct the vote and to dispose of or direct the disposition of 6,750 shares of Class A Common Stock held as custodian for minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,626,736 shares of Class A Common Stock, including 23,837 shares of Class A Common Stock owned jointly with her spouse, an aggregate of 382,912 shares of Class A Common Stock owned of record by CFD Trust Nos. 2 and 4 and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Deborah Trust, DC Patrick Trust, and CFD Trust Nos. 2 and 4. She disclaims beneficial ownership of 6,750 shares of Class A Common Stock held as custodian for minor children, an aggregate of 382,912 shares of Class A Common Stock owned of record by CFD Trust Nos. 2 and 4 and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the DC Deborah Trust, the DC Patrick Trust, and CFD Trust Nos. 2 and 4, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

(c)Since the most recent Amendment to the Schedule 13D filed on January 12, 2007, the following transactions in the Issuer’s Securities have been effected by Group Members:

On October 12, 2006, Charles F. Dolan disposed of 6,500 shares of Class A Common Stock through multiple gifts to different recipients.

On December 6, 2006, Charles F. Dolan disposed of 500 shares of Class A Common Stock through a gift.

On December 15, 2006, Charles F. Dolan disposed of 250 shares of Class A Common Stock through a gift.

On January 17, 2007, David M. Dolan, as Trustee of the David M. Dolan Revocable Trust, sold 10,000 shares of Class A Common Stock at $29.00 per share in an open market transaction to purchase a new residence.

On February 9, 2007, Paul J. Dolan as Trustee of CFD Trust No. 10, converted 409,511 shares of Class B Common Stock to 409,511 shares of Class A Common Stock and the CFD Trust No. 10 withdrew from the Class B Stockholders Agreement.

On March 2, 2007, it was determined that the 74,400 options granted to Charles F. Dolan on November 8, 2005 had met certain performance criteria and as a result the options become fully vested and exercisable on October 1, 2007.

On March 2, 2007, it was determined that the 74,400 options granted to James L. Dolan on November 8, 2005 had met certain performance criteria and as a result the options become fully vested and exercisable on October 1, 2007.

On March 2, 2007, James L. Dolan received a compensatory grant from the Issuer of 101,500 restricted shares of Class A Common Stock.

On March 2, 2007, James L. Dolan’s spouse received a compensatory grant of 5,800 restricted shares of Class A Common Stock. James L. Dolan may be deemed to have shared voting and dispositive power over the securities held by his spouse. He disclaims beneficial ownership of the securities owned of record by his spouse and this report shall not be deemed to be an admission that he is the beneficial owner of such securities.

On March 2, 2007, Patrick F. Dolan received a compensatory grant from the Issuer of 8,200 restricted shares of Class A Common Stock.

On March 2, 2007, Deborah A. Dolan-Sweeney’s spouse received a compensatory grant from the Issuer of 8,200 restricted shares of Class A Common Stock. Deborah A. Dolan-Sweeney may be deemed to have shared voting and dispositive power over the securities held by her spouse. She disclaims beneficial ownership of the securities owned of record by her spouse and this report shall not be deemed to be an admission that she is the beneficial owner of such securities.

On March 12, 2007, James L. Dolan exercised his tax withholding right with respect to the vesting of 365,982 restricted shares of Class A Common Stock. As a result, 156,405 shares, valued at the closing price on March 12, 2007 of $30.12 per share of Class A Common Stock, were withheld for the payment of taxes.

On March 12, 2007, James L. Dolan’s spouse exercised her tax withholding right with respect to the vesting of 14,512 restricted shares of Class A Common Stock. As a result, 4,785 shares, valued at the closing price on March 12, 2007 of $30.12 per share of Class A Common Stock, were withheld for the payment of taxes. James L. Dolan may be deemed to have shared voting and dispositive power over the securities held by his spouse. He disclaims beneficial ownership of the securities owned of record by his spouse and this report shall not be deemed to be an admission that he is the beneficial owner of such securities.

On March 12, 2007, Thomas C. Dolan exercised his tax withholding right with respect to the vesting of 87,422 restricted shares of Class A Common Stock. As a result, 36,953 shares, valued at the closing price on March 12, 2007 of $30.12 per share of Class A Common Stock, were withheld for the payment of taxes.

On March 12, 2007, Patrick F. Dolan exercised his tax withholding right with respect to the vesting of 28,334 restricted shares of Class A Common Stock. As a result, 10,179 shares, valued at the closing price on March 12, 2007 of $30.12 per share of Class A Common Stock, were withheld for the payment of taxes.

On March 12, 2007, Deborah A. Dolan-Sweeney’s spouse exercised his tax withholding right with respect to the vesting of 24,584 restricted shares of Class A Common Stock. As a result, 9,375 shares, valued at the closing price on March 12, 2007 of $30.12 per share of Class A Common Stock, were withheld for the payment of taxes. Deborah A. Dolan-Sweeney may be deemed to have shared voting and dispositive power over the securities held by her spouse. She disclaims beneficial ownership of the securities owned of record by her spouse and this report shall not be deemed to be an admission that she is the beneficial owner of such securities.”

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The disclosure in Item 6 is hereby amended by inserting the following after the final paragraph thereof:

“See the discussion in Item 4 regarding the Merger Agreement, the Exchange Agreement, the Voting Agreement and the Guarantee.”
Item 7	Material to be Filed as an Exhibit.
The disclosure in Item 7 is hereby amended by restating Exhibit A in its entirety as Exhibit A attached hereto and supplemented by adding the following in appropriate numerical order:

Exhibit B.4: Joint Filing Agreement.

Exhibit 36: Letter from Paul J. Dolan to Class B Stockholders, dated February 6, 2007.

Exhibit 37: Commitment Letter, dated as of May 2, 2007.

Exhibit 38: Agreement and Plan of Merger, dated as of May 2, 2007.

Exhibit 39: Exchange Agreement, dated as of May 2, 2007.

Exhibit 40: Voting Agreement, dated as of May 2, 2007.

Exhibit 41: Guarantee, dated as of May 2, 2007.

Exhibit 42: Letter from Charles F. Dolan to Issuer’s Board of Directors, dated as of May 1, 2007.

Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 2, 2007
CHARLES F. DOLAN

	By:	*

HELEN A. DOLAN

	By:	*

JAMES L. DOLAN

	By:	/s/ James L. Dolan

THOMAS C. DOLAN

	By:	/s/ Thomas C. Dolan

PATRICK F. DOLAN

	By:	*

KATHLEEN M. DOLAN, individually and as a Trustee for Dolan Grandchildren Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6, and as Trustee of the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

By:	*

MARIANNE DOLAN WEBER

By:	*

DEBORAH A. DOLAN-SWEENEY

By:	*

LAWRENCE J. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust

By:	*

DAVID M. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust

By:	*

PAUL J. DOLAN, as a Trustee of the Dolan Grandchildren Trust, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6

By:	*

MATTHEW J. DOLAN, as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5

By:	*

MARY S. DOLAN, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4

By:	*

* By:	/s/ Brian G. Sweeney
Brian G. Sweeney
As Attorney-in-Fact